

Bradford & Bingley

03 AUG 13 AM 7:21

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03029328

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

8 August 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

SUPPL

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 8/18

Re 82-5154

30 July 2003

Bradford & Bingley completes on £151m loan portfolio acquisition from GMAC-RFC

Bradford & Bingley Plc is pleased to announce that it has today completed the purchase of a mortgage loan portfolio from GMAC-RFC at a consideration of around £151 million. This is the second purchase resulting from an agreement announced in April 2003 to acquire up to £1.05 billion of loans in three tranches during 2003 from GMAC-RFC. The first purchase was made in May 2003 at a total consideration of £260 million.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's managed assets, which stood at £26.6 billion on 31st December 2002, by around 0.5%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions made. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 43% self-certified, 33% buy to let and the rest are standard mortgages. The book has an average loan size of £123,000 and an average loan to value of 71%.

Notes

- Bradford & Bingley previously acquired a £650m loan portfolio from GMAC-RFC in September 2002. This was followed by a second portfolio purchase in March 2003 for a total consideration of £470m. The Group announced in April 2003 that it had entered into an agreement with GMAC-RFC to purchase three further mortgage loan portfolios up to a total consideration of £1.05 billion. The first purchase made under this agreement was for a total consideration of £260 million in May 2003.
- Bradford & Bingley only offers loans secured on property. As at 31st December 2002, its loan portfolio stood at £20.5bn of which 82% was secured on residential property and 18% secured on commercial property (including Housing Associations). Buy-to-let lending accounted for under 30% of the Group's total residential lending assets.
- As at 31st December 2002 Bradford & Bingley Plc had approximately 30,000 buy-to-let customers, around three quarters of whom had mortgages on only one property. The average loan size for total buy-to-let balances at 31st December 2002 was approximately £97,000 nationally and £136,500 in London. The average loan-to-value of the Group's buy-to-let loans was 71% based on original valuation and 59% based on current values. The average income of a typical buy-to-let customer is £60K pa.
- Mortgage Express is the specialist lending arm of the Bradford & Bingley Group. It provides a range of niche mortgages, including mortgages for the self-employed, buy-to-let and 100% loans.

- The consideration figure includes the assets purchased and a premium payable to GMAC-RFC.

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
01274 806112

Investor Relations Advisers
MacMaster & Company
Kirsten Hendrie
020 7493 9500

Media Relations
Siobhan Hotten
020 7067 5627

Media Relations Advisers
Tulchan Communications
Katie Macdonald-Smith 020 7353 4200

End

BRADFORD & BINGLEY PLC ANNOUNCES TWO EXECUTIVE BOARD APPOINTMENTS AND ONE NON-EXECUTIVE BOARD APPOINTMENT

8 August 2003

The Board of Bradford & Bingley plc is pleased to announce that it has today appointed Ian Darby, Group Commercial Director, and Robert Dickie, Group Operations Director, to the Board as executive directors. Mr Ian Cheshire has been appointed a non-executive Director.

Rod Kent, Chairman, said: "Both Ian and Robert run major parts of our organisation and their experience and understanding of our business will add greater depth to the Board.

I am also pleased to welcome Ian Cheshire to the Board as a non-executive director. Ian brings a wealth of experience in the retail sector to the board which will be of great value to us as a leading retailer of property and financial services."

Ian Darby, Group Commercial Director (aged 39)

Ian joined Bradford & Bingley in February 2000 as Commercial Director on the acquisition of the John Charcol business. Ian joined Charcol in 1984 and held a variety of roles culminating in his appointment as Managing Director in March 1999. He played an important role in securing venture capital finance to grow the Charcol business and subsequently played a key part in the sale of Charcol to Bradford & Bingley.

As Group Commercial Director, Ian is currently responsible for Marketing, Communications and Product Development as well as the Charcol businesses.

Robert Dickie, Group Operations Director (aged 43)

Robert joined the Group as Operations Director on 2 January 2003. Robert has a wealth of experience in the financial services sector having joined from Zurich Financial Services Group (UK) Ltd where he was Managing Director, UK Enterprise. Prior to this, Robert held a variety of roles at National Australia Bank which he joined from Clydesdale Plc.

He is currently responsible for the Group's Savings and The MarketPlace divisions along with IT, telephony and customer service operations.

Ian Cheshire, Non Executive Director (aged 44)

Ian was appointed Chief Executive, International and Development at Kingfisher PLC in September 2002 having been Executive Director since June 2000. Since joining Kingfisher in 1998, he has been Group Director of Strategy & Development and from May 2000 Chief Executive of e-Kingfisher. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears plc where he was Group Commercial Director. He was previously a non-executive director of Hit Entertainment PLC.

For further information please contact:

Siobhan Hotten
Head of PR
Tel: 020 7067 5627

Notes to Editors

Ian Cheshire	
1998 - to date	Kingfisher PLC
Sep 2002 to date	CEO, International/Development
April - Sep 2002	Group Finance Director
2000 - 2002	Chief Executive, e-Kingfisher
1998 - 2000	Director of Business Development
1999 - 2000	Hit Entertainment PLC - Non-executive director
1995 - 1998	Sears PLC
1996 - 1998	Group Commercial Director
1995 - 1996	Group Development Director
1980 - 1995	Appointments at Boston Consulting, Guinness plc, Healthworks PLC, Pied a Terre Ltd and Piper Trust.

Re 82-5154

Bradford & Bingley plc

Interim Results
for the period ended 30 June 2003

8 August 2003

Bradford & Bingley plc today announced its interim results for the half year ending 30th June 2003.

Financial highlights

- **Profit before tax up 5.5% to £132.4m (H1 2002: £125.5m)**
- **Profit before tax and exceptionals down 1.9% to £132.4m (H1 2002: £135.0m)**
- **Basic earnings per share up 7.5% to 14.4p (H1 2002: 13.4p)**
- **Earnings per share before exceptionals up 0.7% to 14.4p (H1 2002: 14.3p)**
- **Interim dividend up 12.2% to 5.5p (H1 2002: 4.9p)**
- **Total lending assets (including securitised assets) are £23.1bn, up by 12.8% since 31st December 2002 and 21.4% since 30th June 2002**

Commenting on the results, Christopher Rodrigues, Group Chief Executive, said:

"In a challenging market, we increased profit before tax and our interim dividend. In addition, the first half was marked by the continued rapid growth of Mortgage Express, our specialist mortgage lender, and its emergence as the largest part of our lending business. We entered the second half with strong pipelines in lending and mortgage broking and a modest rebound in house sales, although investment product sales remain subdued".

Business Summary

The first six months of the year saw widely differing trading conditions within the lending, property and investment markets.

In the first half, the net addition to our lending book, which is all secured on property, was a record £2.6bn. We maintained new lending margins and credit quality. The value of selective lending balances under the Mortgage Express brand rose to £10.7bn (H1 2002: £5.8bn). For the first time, this was greater than the value of traditional Building Society lending (the back book) which fell to £8.0bn (H1 2002: £10.0bn). Commercial Property and Housing Association lending balances rose to £4.4bn (H1 2002: £3.2bn).

Profit before tax in the lending business increased by 5% to £109.4m (H1 2002: £104.3m). The increase in profits is less than the growth in assets because margins on new selective lending,

while higher than those currently available in the plain vanilla lending market, are lower than those on the Building Society back book.

Savings balances rose 2% to £15.0bn (H1 2002: £14.7bn). In an environment in which falling interest rates put margins under pressure, profits in the savings business rose to £14.2m (H1 2002: £13.4m).

Overall, Distribution revenues in the first half of the year were down 9% to £118.9m (H1 2002: £130.0m). Lower investment and estate agency revenues were partially offset by significant increases in mortgage broking and survey revenues. The Group also increased expenditure on training and development in this division to improve quality standards and prepare for impending regulatory change. The combined effect was that Distribution profit before tax was reduced to £1.0m (H1 2002: £14.7m).

The weakness in the investment and estate agency markets and the continued impact of a declining Building Society back book, was offset by strong performances in selective lending, commercial lending, mortgage broking and surveying. Overall operating income rose marginally to £359.1m (H1 2002: £358.7m). Ongoing costs rose 2% to £225.5m (H1 2002: £220.0m) and there were no exceptionals in the period (H1 2002: £9.5m). The combined effect of these factors was that Group profit before tax increased by 5% to £132.4m (H1 2002: £125.5m).

The interim dividend will be increased by 12% reflecting the confidence we have in the future of our business.

Board Appointments

We have today issued a separate announcement regarding Board Appointments.

Ian Darby, Group Commercial Director, and Robert Dickie, Group Operations Director have been appointed to the Board as executive directors.

Ian Cheshire, Chief Executive, International and Development at Kingfisher PLC, has joined the Board as a non-executive director.

Business Segment Performance

Lending

During the first six months of 2003 our selective lending business has gone from strength to strength. The net addition to book in the period was £2.6bn (H1 2002: £0.3bn).

Total lending assets (including securitised loans) have risen 13% to £23.1bn in the six months since 31st December 2002.

Total new lending in the period was £4.6bn (H1 2002: £2.2bn). This reflects growing momentum in both our selective residential and commercial lending businesses. This includes two mortgage portfolios purchased from GMAC-RFC for a total consideration of £730m.

In the period, Mortgage Express lending balances overtook the Building Society back book for the first time and continue to deliver margins well above those being achieved in the mainstream mortgage lending market.

Overall, mortgage redemptions fell 6% to £1.7bn (H1 2002: £1.8bn) of which Building Society back book redemptions were £1.1bn (H1 2002: £1.4bn). We still have £8.0bn of higher margin Building Society loans on the books and back book erosion will continue to have a material but reducing impact on earnings for some time to come.

Of the £4.6bn new lending during the period, 50% was buy-to-let, 14% self-certified, 14% other residential mortgages and the remaining 22% were loans on commercial property and to Housing Associations. The average LTV on new residential lending in the first half of the year was 75% (H1 2002: 71%).

Commercial Property lending performed well with new advances of £0.9bn (H1 2002: £0.5bn), all of which is secured on long leasehold, occupied property. Our Housing Association business continued to grow with new advances of £0.1bn (H1 2002: £0.1bn) adding further to this extremely low risk segment of our balance sheet.

The total lending book is now 35% Building Society back book, 30% buy-to-let, 6% self-certified, 10% other residential mortgages and 19% commercial property and Housing Association lending. The average index-linked LTV across the residential mortgage book (including loans made in the first six months of 2003) has improved to 44% (H1 2002: 45%).

Profit before tax in the lending business has increased by 5% to £109.4m (H1 2002: £104.3m). Credit quality continues to improve with loans three months or more in arrears halving year on year to 1.19% of the book (H1 2002: 2.39%). The credit profile of the lending business continues to be well diversified with all loans secured on property.

Group provisioning policy remains prudent. Total provisions, including those on securitised assets increased 13% to £57.5m (H1 2002: £51.1m). The profit and loss charge for bad debts in the period was reduced to £1.2m (H1 2002: £2.4m) to reflect the continuing decline in arrears and the high credit quality of our book.

Savings

Savings profits rose to £14.2m (H1 2002: £13.4m) as balances grew 2% to £15.0bn (H1 2002: £14.7bn). UK convenience savings balances were maintained at £5.1bn and value balances increased by £0.1bn to £7.8bn in a very competitive environment. Isle of Man balances rose £0.2bn to £2.1bn.

Savings margins remain under pressure in the prevailing low interest environment, but the business continues to be a major source of lead generation for our advisory business and an important source of funding for lending.

Distribution

Distribution profits declined to £1.0m (H1 2002: £14.7m). Revenues in the first half of the year were down by 9% to £118.9m (H1 2002: £130.0m) reflecting weaker estate agency and investment markets. Costs increased marginally to £117.9m (H1 2002: £115.3m) as the Group invested to develop our general insurance and personal loan broking businesses, to improve service quality and prepare for impending regulatory change.

Mortgage broking related revenues rose by 31% to £33.6m (H1 2002: £25.6m) with our Charcol and MarketPlace brands continuing to perform strongly. Mortgage broking plays a key role in our

enabling our lending business to concentrate on those segments of the lending market that deliver higher margins.

Income from the sale of investment products declined 36% to £21.4m (H1 2002: £33.6m) as many people in our core market are choosing not to invest at this time. We are taking action to reduce our costs in response to continued weakness in the investment product market. We also invested in retraining our wealth advisers during the first quarter to enable all of them to serve changing customer needs with some of them adding mortgage broking to their skill set.

The FSA will deliver the results of its consultation paper on the future of investment product regulation in the autumn. We are also due to receive guidance on the future regulation of sales of mortgage and insurance products. The objective of all the proposed regulatory changes is to simplify the purchase process for financial products and increase customer choice.

We believe our Charcol and MarketPlace brands are well positioned for the future but we will inevitably incur further training and transition costs in due course. We need to see and understand the detail of the new regulatory regime before we can finalise our detailed plans.

Estate agency revenues fell 16% in the period to £35.2m (H1 2002: £41.9m). This compares with a 14% fall in property transaction volumes across the market. The sharpest drop in transactions took place in the second quarter when the overall level fell by 25%, led by a 35% reduction in the first time buyer transactions compared to Q2 2002. Our margins slipped in the first half as we responded to a lower sales pipeline.

Encouragingly, the market has picked up in recent weeks and we have entered the second half with stronger pipelines than in July 2002. We have improved margins and are taking steps to reduce our Estate Agency cost base.

Surveying revenues grew by 18% to £16.1m (H1 2002: £13.6m). This business has continued to grow on the strength of its relationships with other lenders and the increase in total lending in the market.

Income and Margins

The Group's total operating income was marginally up at £359.1m (H1 2002: £358.7m). Net interest income increased by 3% to £221.9m (H1 2002: £214.7m) reflecting the run-off of the Building Society back book, rapid growth in new lending and the successful management of our earnings on reserves in a falling interest rate environment. Non-interest income fell by 5% to £137.2m (H1 2002: £144.0m) reflecting the adverse conditions in the investment and estate agency markets.

Net interest margin has reduced by 16 bps to 169 bps (H1 2002: 185bps) reflecting the continued run-off of the higher margin back book and the growth of new selective lending at lower but above current vanilla spreads.

Costs

Operating cost increases were contained and no exceptional costs were incurred in the period. Total costs rose 2% to £225.5m (H1 2002: £220.0m), this increase includes the impact of higher new lending volumes; investment and training spend in distribution and the absorption of costs which were previously in our joint venture with Alltel.

In January 2003, our newly appointed Operations Director began a review of our operating costs. This has identified scope for a number of process improvements and consequent further cost reductions. We will begin implementation in the latter part of the year.

Balance Sheet and Capital

The Group's total assets have increased by 12% to £28.3bn since the year end reflecting the growth in lending balances. We have chosen to fund this growth from wholesale sources. As the balance sheet continues to increase in size new funding will be raised from wholesale, retail and securitised markets. Our treasury team has continued to broaden our funding sources, accessing markets in Europe and the Far East and has successfully managed the return on reserves in a falling interest rate environment.

Our capital base has undergone significant restructuring since flotation and we continue to manage our capital actively; our capital ratios are now at more efficient levels.

We issued £250m of Upper Tier II subordinated debt in the first half and, to date, we have repurchased a total of 42 million shares at a cost of £131m as part of the £150m share buy-back announced in February 2002. Subject to market conditions, we will complete this programme over the balance of the year.

Dividend

We will pay an interim dividend of 5.5p per share on 10th October to shareholders registered on 29th August. This represents an increase of 12% year on year and reflects the confidence we have in the future of our business.

Outlook for H2 2003

We enter the second half of the year in a better market than we experienced in the second quarter. Interest rates are down; house prices have moderated, particularly in the South East, the war is behind us and employment remains robust.

Importantly for our buy-to-let lending business the letting market has remained resilient as first time buyers find house prices moving out of reach even in this low interest rate environment.

Borrowers coming to the end of fixed rate loans and discount lock-ins are able to take advantage of some exceptional mortgage offers and re-financing continues unabated. However, unsecured lending and further advances look to be slowing as consumers start to realise that, in a low inflation world, the issue to focus on is how to repay the capital not how to pay the interest.

Investment product sales remain depressed despite the FTSE's return to above 4000. Rebuilding confidence will take time but it is increasingly important for people to plan and invest early in their adult lives if they want a reasonable chance of retiring in comfort.

Against this background, the prospects for the sale of investment products remain subdued but we entered the second half with strong lending and mortgage broking pipelines and some pickup in estate agency sales and margins.

Bradford & Bingley Group Interim Results 2003

Summary of Results

As at/for the period ended		30 June 2003	30 June 2002	31 December 2002
GROUP FINANCIAL PERFORMANCE				
Profit before tax, exceptionals and amortisation of goodwill	£m	**139.8**	142.9	288.8
Profit before tax and exceptionals	£m	**132.4**	135.0	273.2
Profit before tax	£m	**132.4**	125.5	240.6
Effective tax rate	%	**27.1**	27.8	26.3
Profit attributable to shareholders	£m	**91.7**	89.7	171.6
Operating income	£m	**359.1**	358.7	728.3
Group net interest margin	%	**1.69**	1.85	1.84
Interest spread	%	**1.52**	1.65	1.64
Non-interest income to operating income ratio	%	**38.2**	40.1	39.4
Operating expenses (including depreciation & amortisation)	£m	**225.5**	220.0	446.3
Cost/income ratio (excluding exceptionals)	%	**62.8**	61.3	61.3
Return on equity (excluding exceptionals)	%	**15.2**	15.1	15.8
Underlying earnings per share	p	**14.4**	14.3	29.3
Basic earnings per share	p	**14.4**	13.4	25.9
Dividend per ordinary share	p	**5.5**	4.9	14.8
KEY INDICATORS				
Lending & Savings				
Retail margin	%	**2.10**	2.30	2.27
Net interest margin	%	**1.76**	2.05	1.99
Cost/income ratio	%	**37.9**	37.5	36.6
Return on risk weighted assets	%	**1.99**	2.40	2.22
Lending				
Net interest margin	%	**1.21**	1.41	1.37
Total managed lending assets	£bn	**23.1**	19.1	20.5
Residential managed assets	£bn	**18.7**	15.8	16.8
New residential advances (including purchased books)	£bn	**3.6**	1.6	4.6
Residential redemptions	£bn	**1.7**	1.8	3.8
Residential redemptions (% opening book annualised)	%	**20.6**	22.3	23.5
Residential mortgage market share (including purchased books)	%	**3.0**	1.7	2.1
New commercial and housing association advances	£bn	**1.0**	0.6	1.2
Lending risk weighted assets	£bn	**12.4**	9.9	10.8
Savings				
Net interest margin	%	**0.89**	0.89	0.90
Savings balances – convenience	£bn	**5.1**	5.1	5.1
Savings balances – value	£bn	**7.8**	7.7	7.9
Savings balances - Isle of Man	£bn	**2.1**	1.9	2.0
Distribution				
Operating margin	%	**0.8**	11.3	10.8
Number of advisers (period end)		**1,029**	1,015	1,061
New income per adviser	£'000	**41**	51	96
New income per active adviser	£'000	**46**	59	108
Number of mortgages originated	'000	**27**	26	52
Mortgage origination market share	%	**2.3**	2.6	2.3
Number of regulated products sold – mortgage	'000	**21**	16	29
Number of regulated products sold – investment	'000	**23**	36	66
Number of house exchanges	'000	**15**	20	40
Income per exchange	£	**1,896**	1,816	1,838
Estate agency market share	%	**2.0**	2.4	2.2
Capital structure				
Tier 1	£m	**1,259.0**	1,260.1	1,267.3
Tier 1 ratio	%	**8.4**	10.3	9.6
Tier 2	£m	**958.1**	503.9	714.0
Total capital ratio	%	**13.9**	13.5	14.2
Tier 2 to Tier 1 ratio	%	**76.1**	40.0	56.3

Bradford & Bingley Group Interim Results 2003

Consolidated Profit & Loss Account

For the period ended	30 June 2003 (unaudited)	30 June 2002 (unaudited)	31 December 2002 (audited)
£m			
Interest receivable:			
Interest receivable and similar income arising from debt securities	**76.9**	94.0	142.1
Other interest receivable and similar income	**615.2**	571.7	1,235.4
Interest payable	**(470.2)**	(451.0)	(936.1)
Net interest income	**221.9**	214.7	441.4
Fees and commissions receivable	**142.9**	145.6	289.8
Fees and commissions payable	**(13.5)**	(6.9)	(18.0)
Other operating income	**7.8**	5.3	15.1
Operating income	**359.1**	358.7	728.3
Administrative expenses:			
On-going	***(211.3)***	*(205.1)*	*(416.5)*
Exceptional	**-**	*(9.5)*	*(32.6)*
	(211.3)	(214.6)	(449.1)
Depreciation and amortisation	**(14.2)**	(14.9)	(29.8)
Provisions for bad and doubtful debts	**(1.2)**	(2.4)	(6.2)
Operating profit	**132.4**	126.8	243.2
Share of operating loss in joint venture	**-**	(1.3)	(2.6)
Profit on ordinary activities before tax	**132.4**	125.5	240.6
Tax on profit on ordinary activities	**(35.9)**	(34.9)	(63.2)
Profit on ordinary activities after tax	**96.5**	90.6	177.4
Minority interest (non-equity)	**(4.8)**	(0.9)	(5.8)
Profit attributable to shareholders	**91.7**	89.7	171.6
Dividends	**(33.0)**	(32.5)	(96.4)
Profit retained for the financial period	**58.7**	57.2	75.2
Underlying basic earnings per share	**14.4p**	14.3p	29.3p
Basic earnings per share	**14.4p**	13.4p	25.9p
Diluted earnings per share	**14.3p**	13.3p	25.8p

There were no material gains or losses in any period other than the profit shown above.

Bradford & Bingley Group Interim Results 2003

Consolidated Balance Sheet

As at	30 June 2003 (unaudited)	30 June 2002 (unaudited)	31 December 2002 (audited)
£m			
Assets			
Cash and balances at central banks	**43.3**	42.6	45.0
Treasury bills and other eligible bills	**82.7**	87.3	197.0
Loans and advances to banks	**1,412.2**	1,214.6	1,356.7
Loans and advances to customers	**22,003.7**	17,738.9	19,302.3
Loans and advances to customers subject to non-recourse funding	***1,128.7***	*1,300.6*	*1,204.0*
Less non-recourse funding	***(1,106.2)***	*(1,275.3)*	*(1,180.1)*
	22.5	25.3	23.9
Debt securities	**4,168.6**	4,357.7	3,933.2
Investment in joint ventures:			
Share of gross assets	-	*7.8*	*4.2*
Share of gross liabilities	-	*(11.1)*	*(3.6)*
	-	*(3.3)*	*0.6*
Loan to joint venture	-	*11.7*	*1.5*
	-	8.4	2.1
Intangible fixed assets	**111.1**	114.7	110.0
Tangible fixed assets	**145.5**	159.1	143.9
Own shares	**31.8**	18.7	20.8
Other assets	**71.8**	71.2	86.1
Prepayments and accrued income	**225.5**	109.9	165.3
Total assets	**28,318.7**	23,948.4	25,386.3
Liabilities			
Deposits by banks	**777.6**	505.1	489.5
Customer accounts	**17,148.6**	16,022.0	16,614.9
Debt securities in issue	**7,650.7**	5,077.4	5,768.0
Other liabilities	**241.0**	252.0	272.6
Accruals and deferred income	**142.3**	136.5	131.1
Provisions for liabilities and charges	**8.9**	32.3	22.6
Subordinated liabilities	**923.5**	480.0	677.3
Equity shareholders' funds:			
Called up share capital	***160.0***	*167.5*	*163.5*
Share premium account	***3.9***	*3.9*	*3.9*
Capital redemption reserve	***10.5***	*3.0*	*7.0*
Profit and loss account	***1,103.2***	*1,120.2*	*1,087.4*
Shareholder's funds	**1,277.6**	1,294.6	1,261.8
Minority interest (non-equity)	**148.5**	148.5	148.5
Total liabilities	**28,318.7**	23,948.4	25,386.3
Memorandum items: commitments	**1,146.4**	1,475.0	972.3

Bradford & Bingley Group Interim Results 2003

Consolidated Cash Flow Statement

For the period ended	30 June 2003 (unaudited)	30 June 2002 (unaudited)	31 December 2002 (audited)
£m			
Net cash inflow from operating activities	**41.0**	458.6	108.5
Returns on investments and servicing of finance			
Interest paid on subordinated liabilities	**(24.3)**	(32.3)	(49.2)
Interest paid on perpetual preferred securities	**(9.8)**	-	-
	(34.1)	(32.3)	(49.2)
Taxation	**(23.6)**	(18.9)	(54.3)
Capital expenditure and financial investment			
Purchase of investment securities	***(3,486.4)***	*(3,233.2)*	*(7,072.3)*
Sale and maturity of investment securities	***3,373.3***	*2,860.9*	*7,012.0*
Purchase of tangible fixed assets	***(9.4)***	*(2.8)*	*(11.3)*
Sale of tangible fixed assets	***1.0***	*1.6*	*17.6*
Purchase of own shares for employee share schemes	***(12.8)***	*(9.4)*	*(13.3)*
Disposal of own shares	***0.6***	*2.0*	*2.4*
Net cash outflow from capital expenditure and financial investment	**(133.7)**	(380.9)	(64.9)
Acquisitions and disposals			
Net cash outflow from acquisition of subsidiary	***(5.3)***	-	-
Net cash outflow from investment in joint venture	***(0.5)***	*(2.1)*	*(4.5)*
Net cash outflow from acquisitions and disposals	**(5.8)**	(2.1)	(4.5)
Equity dividends paid	**(63.2)**	(58.3)	(91.4)
Financing			
Net proceeds from the issue of subordinated liabilities	**246.0**	-	197.3
Net proceeds from the issue of perpetual preferred securities	-	148.5	148.5
Repayment of subordinated liabilities	-	(100.0)	(100.0)
Repurchase of own shares	**(42.9)**	(37.9)	(88.7)
Net cash inflow from financing	**203.1**	10.6	157.1
(Decrease)/increase in cash	**(16.3)**	(23.3)	1.3

Bradford & Bingley Group Interim Results 2003

Reconciliation of Movements in Shareholders' Funds

For the period ended	30 June 2003 (unaudited)	30 June 2002 (unaudited)	31 December 2002 (audited)
£m			
Profit attributable to shareholders of Bradford & Bingley plc	**91.7**	89.7	171.6
Dividends	**(33.0)**	(32.5)	(96.4)
	58.7	57.2	75.2
Repurchase of own shares	**(42.9)**	(37.9)	(88.7)
Net addition/(reduction) to shareholders' funds	**15.8**	19.3	(13.5)
Opening shareholders' funds	**1,261.8**	1,275.3	1,275.3
Closing shareholders' funds	**1,277.6**	1,294.6	1,261.8

No note of historical cost profits and losses has been presented here as there is no material difference between the Group's results as disclosed in the Consolidated Profit and Loss Account and the results on an unmodified historical cost basis.

Bradford & Bingley Group Interim Results 2003

Notes to the Financial Statements

1. Net Interest Income

As at/for the period ended **£m**	**30 June 2003**	**30 June 2002**	**31 December 2002**
Net interest income	221.9	214.7	441.4
Average interest-earning balances	26,230	23,241	23,927
Financed by:			
Interest-bearing liabilities	25,022	22,123	22,713
Interest-free liabilities	1,208	1,118	1,214
Average rates	%	%	%
Gross yield on IEA	5.28	5.73	5.76
Cost of interest-bearing liabilities	(3.76)	(4.08)	(4.12)
Interest spread	1.52	1.65	1.64
Contribution of interest-free liabilities	0.17	0.20	0.20
Net interest margin	1.69	1.85	1.84
Average bank base rate	3.80	4.00	4.00
Average 3-month Libor	3.72	4.12	4.06

2. Non-Interest Income

For the period ended **£m**	**30 June 2003**	**30 June 2002**	**31 December 2002**
Mortgage broking related	33.6	25.6	56.3
Investment related	21.4	33.6	61.9
General insurance	11.6	14.0	26.2
Financial services	**66.6**	**73.2**	**144.4**
Property services	**52.3**	**56.8**	**114.6**
Lending related income	**16.1**	**11.6**	**21.3**
Other	**2.2**	**2.4**	**6.6**
Total	**137.2**	**144.0**	**286.9**

3. Administrative Expenses

For the period ended **£m**	**30 June 2003**	**30 June 2002**	**31 December 2002**
Staff related costs	115.0	114.9	237.1
Premises	17.2	15.3	31.2
Marketing	16.3	14.2	28.7
Other operating costs	60.1	57.5	111.9
Depreciation	9.5	10.2	21.8
Goodwill and premium amortisation	7.4	7.9	15.6
Administrative expenses - on-going	**225.5**	**220.0**	**446.3**
Exceptional costs - re-organisation	-	9.5	17.7
- disengagement from joint venture	-	-	14.9
Total	**225.5**	**229.5**	**478.9**

Bradford & Bingley Group Interim Results 2003

Notes to the Financial Statements (continued)

4. Segmental Reporting

6 months to 30 June 2003
£m

	Lending	Savings	*Lending & Savings*	Distribution	Reserves & Treasury	Group Services	Group
Net interest income	125.3	58.5	*183.8*	-	38.1	-	221.9
Other income	16.1	0.9	*17.0*	118.9	-	1.3	137.2
Total income	**141.4**	**59.4**	***200.8***	**118.9**	**38.1**	**1.3**	**359.1**
Administrative expenses	(30.8)	(45.2)	*(76.0)*	(117.9)	(3.7)	(27.9)	(225.5)
Bad debt provision	(1.2)	-	*(1.2)*	-	-	-	(1.2)
	109.4	**14.2**	***123.6***	**1.0**	**34.4**	**(26.6)**	**132.4**
Share of loss in joint venture	-	-	-	-	-	-	-
Profit before tax & exceptionals	**109.4**	**14.2**	***123.6***	**1.0**	**34.4**	**(26.6)**	**132.4**
Exceptional costs	-	-	-	-	-	-	-
Profit before tax	**109.4**	**14.2**	***123.6***	**1.0**	**34.4**	**(26.6)**	**132.4**
Total assets	**22,112.9**	**-**	***22,112.9***	**134.5**	**6,071.3**	**-**	**28,318.7**
Net assets	**1,047.7**	**-**	***1,047.7***	**11.3**	**218.6**	**-**	**1,277.6**

6 months to 30 June 2002
£m

	Lending	Savings	*Lending & Savings*	Distribution	Reserves & Treasury	Group Services	Group
Net interest income	124.4	57.3	*181.7*	-	33.0	-	214.7
Other income	11.6	0.9	*12.5*	130.0	-	1.5	144.0
Total income	**136.0**	**58.2**	***194.2***	**130.0**	**33.0**	**1.5**	**358.7**
Administrative expenses	(28.0)	(44.8)	*(72.8)*	(115.3)	(3.3)	(28.6)	(220.0)
Bad debt provision	(2.4)	-	*(2.4)*	-	-	-	(2.4)
	105.6	**13.4**	***119.0***	**14.7**	**29.7**	**(27.1)**	**136.3**
Share of loss in joint venture	(1.3)	-	*(1.3)*	-	-	-	(1.3)
Profit before tax & exceptionals	**104.3**	**13.4**	***117.7***	**14.7**	**29.7**	**(27.1)**	**135.0**
Exceptional costs	-	-	-	-	-	(9.5)	(9.5)
Profit before tax	**104.3**	**13.4**	***117.7***	**14.7**	**29.7**	**(36.6)**	**125.5**
Total assets	**17,837.9**	**-**	***17,837.9***	**97.2**	**6,013.3**	**-**	**23,948.4**
Net assets	**1,010.5**	**-**	***1,010.5***	**10.0**	**274.1**	**-**	**1,294.6**

Bradford & Bingley Group Interim Results 2003

Notes to the Financial Statements (continued)

4. Segmental Reporting (continued)

12 months to 31 December 2002
£m

	Lending	Savings	*Lending & Savings*	Distribution	Reserves & Treasury	Group Services	Group
Net interest income	251.6	118.2	*369.8*	-	71.6	-	441.4
Other income	21.3	1.7	*23.0*	259.0	-	4.9	286.9
Total income	**272.9**	**119.9**	***392.8***	**259.0**	**71.6**	**4.9**	**728.3**
Administrative expenses	(53.9)	(89.8)	*(143.7)*	(231.0)	(7.1)	(64.5)	(446.3)
Bad debt provision	(6.2)	-	*(6.2)*	-	-	-	(6.2)
	212.8	**30.1**	***242.9***	**28.0**	**64.5**	**(59.6)**	**275.8**
Share of loss in joint venture	(2.6)	-	*(2.6)*	-	-	-	(2.6)
Profit before tax & exceptionals	**210.2**	**30.1**	***240.3***	**28.0**	**64.5**	**(59.6)**	**273.2**
Exceptional costs	-	-	-	-	-	(32.6)	(32.6)
Profit before tax	**210.2**	**30.1**	***240.3***	**28.0**	**64.5**	**(92.2)**	**240.6**
Total assets	**19,386.4**	**-**	***19,386.4***	**105.0**	**5,894.9**	**-**	**25,386.3**
Net assets	**1,042.0**	**-**	***1,042.0***	**10.1**	**209.7**		**1,261.8**

Notes:

(a) In order to analyse net interest income by business segment a transfer price is applied to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Distribution segment has been determined on the basis of market rates for such activity.

(b) Exceptional costs have not been allocated across business segments since they are the consequence of Group-level decisions.

(c) The Group operates entirely within the financial services sector and accordingly no segmental analysis of turnover has been presented.

(d) For the purposes of segmental information net assets have been allocated to Lending and Distribution on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets.

Bradford & Bingley Group Interim Results 2003

Notes to the Financial Statements (continued)

5. Lending – net new lending

	Traditional	Mortgage Express	Securitised	**Sub Total Managed Residential**	Commercial Property & Housing Associations	**Total**
6 months to 30 June 2003 £m						
Opening balances	8,895.8	6,716.1	1,204.0	**16,815.9**	3,690.4	**20,506.3**
Advances	214.3	3,357.1	33.2	**3,604.6**	1,000.0	**4,604.6**
Redemptions and capital repayments	(1,114.2)	(513.5)	(108.5)	**(1,736.2)**	(242.3)	**(1,978.5)**
Net addition/(reduction) to book	**(899.9)**	**2,843.6**	**(75.3)**	**1,868.4**	**757.7**	**2,626.1**
Closing book	7,995.9	9,559.7	1,128.7	**18,684.3**	4,448.1	**23,132.4**
6 months to 30 June 2002 £m						
Opening balances	11,143.7	3,502.4	1,382.7	**16,028.8**	2,708.4	**18,737.2**
Advances	305.2	1,299.5	28.9	**1,633.6**	557.7	**2,191.3**
Transfers	(39.2)	-	-	**(39.2)**	39.2	**-**
Redemptions and capital Repayments	(1,382.2)	(294.9)	(110.0)	**(1,788.1)**	(83.2)	**(1,871.3)**
Net addition/(reduction) to book	**(1,116.2)**	**1,004.6**	**(82.1)**	**(193.7)**	**513.7**	**320.0**
Closing book	10,027.5	4,507.0	1,300.6	**15,835.1**	3,222.1	**19,057.2**
12 months to 31 December 2002 £m						
Opening balances	11,143.7	3,502.4	1,382.7	**16,028.8**	2,708.4	**18,737.2**
Advances	559.0	3,968.9	65.4	**4,593.3**	1,209.5	**5,802.8**
Transfers	(39.2)	-	-	**(39.2)**	39.2	**-**
Redemptions and capital Repayments	(2,767.7)	(755.2)	(244.1)	**(3,767.0)**	(266.7)	**(4,033.7)**
Net addition/(reduction) to book	**(2,247.9)**	**3,213.7**	**(178.7)**	**787.1**	**982.0**	**1,769.1**
Closing book	8,895.8	6,716.1	1,204.0	**16,815.9**	3,690.4	**20,506.3**

6. Provisions for bad and doubtful debts

Provisions against loans and advances to customers have been made as follows:

6 months to 30 June 2003

£m	Advances secured on residential property	Other secured advances	Total	Securitisation vehicles
At 1 January 2003:				
General provision	31.8	2.2	34.0	15.3
Specific provision	5.2	1.1	6.3	0.1
Total	**37.0**	**3.3**	**40.3**	**15.4**
Amounts written (off)/back during the period:	**0.5**	**-**	**0.5**	**-**
Profit and Loss account:				
Increase in provisions	2.7	0.5	3.2	0.1
Adjustments to specific provisions resulting from recoveries during the period	(2.0)	-	(2.0)	-
Total	**0.7**	**0.5**	**1.2**	**0.1**
At 30 June 2003				
General provision	31.8	2.8	34.6	15.3
Specific provision	6.4	1.0	7.4	0.2
Total	**38.2**	**3.8**	**42.0**	**15.5**

6 months to 30 June 2002

£m	Advances secured on residential property	Other secured advances	Total	Securitisation vehicles
At 1 January 2002:				
General provision	15.6	1.0	16.6	10.6
Specific provision	15.6	1.0	16.6	0.5
Total	**31.2**	**2.0**	**33.2**	**11.1**
Amounts written (off)/back during the period:	**0.8**	**-**	**0.8**	**(0.1)**
Profit and Loss account:				
Increase in provisions	5.7	-	5.7	3.8
Adjustments to specific provisions resulting from recoveries during the period	(3.3)	-	(3.3)	-
Total	**2.4**	**-**	**2.4**	**3.8**
At 30 June 2002				
General provision	22.8	1.0	23.8	14.7
Specific provision	11.6	1.0	12.6	-
Total	**34.4**	**2.0**	**36.4**	**14.7**

6. Provisions for bad and doubtful debts (continued)

12 months to 31 December 2002

£m	Advances secured on residential property	Other secured advances	Total	Securitisation vehicles
At 1 January 2002:				
General provision	15.6	1.0	16.6	10.6
Specific provision	15.6	1.0	16.6	0.5
Total	**31.2**	**2.0**	**33.2**	**11.1**
Amounts written (off)/back during the year:	**0.8**	**0.1**	**0.9**	**(0.2)**
Profit and Loss account:				
Increase in provisions	9.4	1.2	10.6	4.5
Adjustments to specific provisions resulting from recoveries during the period	(4.4)	-	(4.4)	-
Total	**5.0**	**1.2**	**6.2**	**4.5**
At 31 December 2002:				
General provision	31.8	2.2	34.0	15.3
Specific provision	5.2	1.1	6.3	0.1
Total	**37.0**	**3.3**	**40.3**	**15.4**

7. Captive Insurance Company

The Group holds funds in its offshore captive operation generated by charging customers for high loan-to-value advances. These amounts total £25.6m (Dec 2002: £27.3m, June 2002: £32.0m) and are being released to income over the life of the mortgages.

8. Non-performing loans

As at		30 June 2003	30 June 2002	31 December 2002
Arrears				
Over 3 months				
Number of cases	Number	3,295	5,827	4,297
Proportion of total	%	1.02	1.69	1.31
Asset value	£m	165.5	274.9	203.4
Proportion of book	%	0.89	1.73	1.21
Over 12 months				
Number of cases	Number	748	1,343	1,004
Proportion of total	%	0.23	0.39	0.31
Asset value	£m	54.4	93.9	71.1
Proportion of book	%	0.29	0.59	0.42
Possession				
Number of cases	Number	91	229	137
Proportion of total	%	0.03	0.07	0.04
Asset value	£m	2.8	11.6	7.2
Proportion of book	%	0.01	0.07	0.04
Residential bad debt provisions				
(as % total lending assets)				
Traditional	%	0.09	0.08	0.05
Selective	%	0.33	0.58	0.48
Securitised	%	1.37	1.14	1.28
Total residential	%	0.29	0.28	0.31
As % of non-performing loans	**%**	**18.86**	**12.93**	**18.62**

The figures above reflect the Group's total managed residential assets.

9. Taxation

The 2003 tax charge equates to an underlying effective rate of 27.1%. This is reconciled to the standard UK rate as follows:

Corporation Tax

	%
Standard corporation tax rate for 2003	30.0
Expenses not deductible for tax	1.3
Lower tax rate on overseas earnings	(1.1)
Tax on minority interests (non-equity)	(1.1)
Adjustments in respect of previous periods	(2.0)
Total	**27.1**

10. Loans and advances to customers

As at £m	30 June 2003	30 June 2002	31 December 2002
Advances secured on residential properties	20,399.5	17,109.7	18,332.9
Other secured advances	2,732.9	1,929.8	2,173.4
Non-recourse funding	(1,106.2)	(1,275.3)	(1,180.1)
Total	**22,026.2**	**17,764.2**	**19,326.2**

11. Capital Structure

The Group's capital ratios are summarised below:

As at £m	30 June 2003	30 June 2002	31 December 2002
Tier 1			
Share capital and reserves	1,221.6	1,227.5	1,228.8
Goodwill deduction	(111.1)	(115.9)	(110.0)
Minority interest (non-equity)	148.5	148.5	148.5
Total Tier 1 capital	**1,259.0**	**1,260.1**	**1,267.3**
Upper Tier 2			
Perpetual subordinated debt	351.1	105.0	105.0
General provisions	34.6	23.8	34.0
Total Upper Tier 2 capital	**385.7**	**128.9**	**139.0**
Lower Tier 2			
Term subordinated debt	572.4	375.0	575.0
Total Tier 2 capital	**958.1**	**503.9**	**714.0**
Deductions	(133.5)	(112.9)	(115.9)
Total capital	**2,083.6**	**1,651.0**	**1,865.4**
Risk weighted assets (£bn)	15.0	12.2	13.2
Tier 1 ratio (%)	8.4	10.3	9.6
Total capital ratio (%)	13.9	13.5	14.2
Tier 2 to Tier 1 ratio (%)	76.1	40.0	56.3

Note: As at 30 June 2003, the Group's market capitalisation was £2.012bn.

12. Earnings per share

For the period ended Millions	30 June 2003	30 June 2002	31 December 2002
Weighted average number of ordinary shares in issue	637.8	671.3	663.6
Dilutive effect of ordinary shares issuable under Company share scheme	2.8	3.1	2.6
Diluted ordinary shares	**640.6**	**674.4**	**666.2**

Shares acquired by employees share trusts which are held on the Group balance sheet have been excluded from the calculation of earnings per share as, under Financial Reporting Standard No 14, they are treated as if they are cancelled until such time as they vest unconditionally in the employee.

The earnings, net of corporation tax, used in calculating the basic, underlying and diluted earnings per share were as follows:

For the period ended £m	30 June 2003	30 June 2002	31 December 2002
Basic and diluted earnings: profit attributable to the shareholders of Bradford & Bingley plc	91.7	89.7	171.6
Add: reorganisation costs	-	6.6	12.4
Add: Joint venture disengagement costs	-	-	10.4
Earnings before exceptionals	**91.7**	**96.3**	**194.4**

The underlying basic earnings per share figure is reported because, in the opinion of the Directors, its inclusion is helpful to enable shareholders to assess the Group's underlying performance.

13. Retail branch network

As at Number	30 June 2003	30 June 2002	31 December 2002
Branches:			
Banking	213	210	213
Estate Agency	250	248	246
Integrated	45	57	55
Charcol	13	14	13
	521	**529**	**527**

14. Staff numbers (average)

For the period ended Number	30 June 2003	30 June 2002	31 December 2002
Full time	5,832	5,756	5,711
Part time	1,943	2,038	2,039
Headcount	**7,775**	**7,794**	**7,750**
Full time equivalent	**6,757**	**6,726**	**6,682**
Branch offices	1,658	1,685	1,655
Estate Agency offices	2,524	2,527	2,501
Charcol	393	390	416
Supporting functions	2,183	2,124	2,110

Included in the June 2003 headcount there are 89 people employed within our mortgage servicing vehicle, Alltel Mortgage Solutions Ltd. These members of staff were previously not consolidated within the Group supporting functions

15. Basis of preparation

Accounting policies

In preparing this financial information there have been no material changes to the accounting policies previously applied by the Company in preparing its Annual Accounts for the year ended 31 December 2002.

Statutory accounts

The financial information included in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Bradford & Bingley plc for the year ended 31 December 2002 have been filed with the Registrar of Companies for England & Wales. The Auditors have reported on those accounts; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

16. Forward looking statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals, and expectations expressed or implied in these forward looking statements.

Bradford & Bingley Group Interim Results 2003

Shareholder Information

Financial calendar 2004

17th February 2004	Preliminary results for 2003 announced
To be confirmed	Interim results for 2004 announced

2003 Interim dividend calendar

27th August	Ex-dividend date
29th August	Record date
10th October	Payment of interim dividend for 2003

Shareholders' interests in shares at 30 June 2003*

Size of holding	Number of shareholders	%	Number of shares	%
1 – 250	1,119,511	94.035	278,379,551	43.48
251 – 500	54,787	4.602	26,018,879	4.06
501 – 1,000	9,668	0.812	7,305,271	1.14
1,001 – 5,000	5,572	0.468	10,922,936	1.72
5,001 – 10,000	340	0.029	2,487,246	0.39
10,001 – 100,000	373	0.031	11,602,238	1.81
100,001 – 200,000	66	0.006	9,459,377	1.48
200,001 – 500,000	86	0.007	26,952,052	4.21
500,001 – 1,000,000	54	0.005	40,052,111	6.26
1,000,001 – 5,000,000	55	0.005	128,821,232	20.12
5,000,001 – 100,000,000	11	0.001	98,182,602	15.35
Total	**1,190,523**	**100.000**	**640,183,495**	**100.00**

* The interests above include holdings in Bradford & Bingley Nominee Account, certificated and uncertificated holdings and those shares held on behalf of staff by the Trustees of the Bradford & Bingley Share Ownership Trust.

Bradford & Bingley Group Interim Results 2003

Independent review report by KPMG Audit Plc to Bradford & Bingley plc

Introduction

We have been engaged by the company to review the financial information set out on pages 8 to 21 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters that we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc
Chartered Accountants
Leeds

7th August 2003

Bradford & Bingley Group Interim Results 2003

Contacts

Bradford & Bingley's 2003 interim results presentation will be broadcast live at 09.30 am on Friday, 8th August, via the following web address:

http://production.investis.com/bb/presentations/

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk.

Should you have any queries please contact one of the following:

Press Office:

Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD

Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Andrew Grant
Tulchan Communications Limited
8th Floor
21 New Fetter Lane
London
EC4A 1AE

Tel: 020 7353 4200
Fax: 020 7353 4201
Email: B&B@tulchangroup.com

Investor Relations:

Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA

Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Kirsten Hendrie
Macmaster & Company
25 Bruton Street
London
W1J 9QH

Tel: 020 7493 9500
Fax: 020 7493 9600
Email: k.hendrie@macmaster.co.uk